UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. ___)*

Bacterin International Holdings, Inc.

(Name of Issuer)
Common stock, $0.000001 par value

(Title of Class of Securities)

05644R 10 1

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 05644R 10 1 _________	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS Donald de Laski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) N/A (a) ☐ b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,915,769 (2,650,769 shares owned, 265,000 warrants owned)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,915,769 (2,650,769 shares owned, 265,000 warrants owned)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,915,769 (2,650,769 shares owned, 265,000 warrants owned)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

Cusip No. ________________	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Bacterin International Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 664 Cruiser Land, Belgrade, MT 59714

Item 2(a).	Name of Person Filing: Donald de Laski

Item 2(b).	Address of Principal Business Office or, if none, Residence:
8300 Burdette Road Apt # 670 Bethesda, MD 20817

Item 2(c).	Citizenship: USA

Item 2(d).	Title of Class of Securities: Common stock, $0.000001 par value

Item 2(e).	CUSIP Number: 05644R 10 1

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	[__]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	[__]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[__]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[__]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	[__]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[__]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

Cusip No. ________________	13G	Page 4 of 5 Pages

(a)	Amount beneficially owned: 2,915,769 (2,650,769 shares owned, 265,000 warrants owned)

(b)	Percent of Class: 7.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,915,769 (2,650,769 shares owned, 265,000 warrants owned)

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,915,769 (2,650,769 shares owned, 265,000 warrants owned)

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class: N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

Cusip No. ________________	13G	Page 5 of 5 Pages

Item 10.	Certifications:

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

February 1, 2012
(Date)

/s/ Donald de Laski
(Signature)

Donald de Laski
Name and Title